                                                               Exhibit (a)(1)(G)

[Mentor Logo]

NOT FOR IMMEDIATE RELEASE

              MENTOR GRAPHICS OFFERS TO ACQUIRE IKOS SYSTEMS, INC.

         OFFERS $11.00 IN CASH PER SHARE FOR ALL OUTSTANDING IKOS SHARES


WILSONVILLE, OR -- December 7, 2001 -- Mentor Graphics Corporation (Nasdaq:
MENT) today announced that it is offering to acquire IKOS Systems, Inc. (Nasdaq:
IKOS) for $11.00 in cash per share of IKOS common stock. The offer represents a premium of 37% over the Nasdaq closing price of IKOS stock on December 6, 2001 and a premium of 49.5% over IKOS' closing price on June 29, 2001, the last trading day before IKOS announced its proposed acquisition by Synopsys, Inc. (Nasdaq: SNPS). Furthermore, the offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001.

"Our offer makes strategic sense for both companies," said Walden C. Rhines, Chairman and Chief Executive Officer of Mentor Graphics. "Our acquisition of IKOS will add to Mentor's existing products a proven and complementary emulation product line. IKOS products provide a mid-range verification solution to customers desiring a lower price point solution. Acquiring IKOS will also provide Mentor with North American sales and service capabilities in the emulation arena that we will leverage across our entire product line.

"For IKOS, our all-cash offer is clearly superior to the present agreement with Synopsys," continued Dr. Rhines. "The Synopsys proposal is subject to onerous closing conditions that IKOS may well not be able to satisfy in the current environment. It is also subject to an uncertain price payable no earlier than August 2002. Our offer is for cash at a price significantly higher than the present trading price and can be consummated quickly, more than seven months earlier than the Synopsys proposal."

Mentor's offer is not subject to any financing condition, and the offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 8, 2002, unless the offer is extended. Mentor beneficially owns 841,600 shares or approximately 9.1% of IKOS' outstanding common stock. The Information Agent for the offer is Mackenzie Partners, Inc.

The full text of the letter submitted to the Board of Directors of IKOS is printed below.

                                       ***

                           Mentor Graphics Corporation
                              8005 SW Boeckman Rd.
                            Wilsonville, Oregon 97070

                                December 6, 2001

Board of Directors of IKOS Systems, Inc.
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California  95119
c/o Ramon A. Nunez, President and Chief Executive Officer
c/o Gerald S. Casilli, Chairman of the Board of Directors

                       Offer to Acquire IKOS Systems, Inc.

Gentlemen:

        Mentor Graphics Corporation ("Mentor Graphics") offers to acquire IKOS Systems, Inc. ("IKOS") at a price of $11.00 per share of IKOS common stock payable in cash.

        Summary of Offer. Our offer, which is based on publicly-available information and is not subject to any financing condition, represents a premium of 37% over the Nasdaq closing price of IKOS' stock on December 6, 2001, and 49.5% over the Nasdaq closing price of IKOS' stock on June 29, 2001, the trading day before the transaction with Synopsys, Inc. was announced. Furthermore, our offer represents a premium of 87% over the average Nasdaq closing price of IKOS' stock for the thirty trading days ended December 6, 2001. Our all-cash offer will enable your stockholders to receive the entire premium immediately. This will eliminate the significant risk to your stockholders with respect to the future performance of your business, the EDA industry, the overall stock market or the economy generally that exists under your proposed transaction with Synopsys.

        Our offer is not subject to the onerous closing conditions contained in your agreement with Synopsys -- conditions that IKOS may well not be able to satisfy in the current environment. For example, at the revenue/backlog and profit rates of your quarter ended September 30, 2001, it is questionable whether Synopsys would even be required to close the transaction, much less pay your stockholders more than the $6.00 per share minimum in August 2002. In contrast, our offer is for $11.00 per share in cash seven months earlier in January 2002.

        The acquisition consists of a first-step cash tender offer for all outstanding shares of IKOS common stock, followed by a second-step merger in which IKOS' remaining stockholders would receive the same cash price per share paid in the tender offer.

        Background. As you are no doubt aware, Mentor Graphics approached IKOS in April 2001 to indicate its interest in making an offer for Mentor Graphics to acquire IKOS. On several subsequent occasions, Mentor Graphics indicated its continued interest in acquiring IKOS to IKOS and IKOS' financial advisor.

        We were therefore disappointed that you chose not to contact us prior to your acceptance of the Synopsys agreement -- an agreement which we believe your stockholders will find inadequate. We believe that both your stockholders and the investment community will welcome our superior all-cash offer -- an offer which can be consummated very quickly. We further believe that the trading price of IKOS' stock since the announcement of your agreement with Synopsys demonstrates that your stockholders have serious reservations about a transaction with Synopsys.

        Superiority of Mentor Graphics Offer. The superiority of the Mentor Graphics offer is easily demonstrated:


-----------------------------     --------------------------------------      --------------------------------------
Issue                             Synopsys Proposal                           Mentor Graphics Offer
-----------------------------     --------------------------------------      --------------------------------------
Certainty of Closing              Highly conditional.  There is no            Minimal standard conditions for an
                                  certainty this transaction will ever        all-cash tender offer with no
                                  close, exposing IKOS' stockholders to       financing condition; no need to wait
                                  risk of termination for more than a         until late summer 2002 to find out
                                  year; Synopsys effectively has an           whether the transaction is actually
                                  "option" to acquire IKOS.  Based on         completed.
                                  an annualization of IKOS' most
                                  recent quarterly results, it is
                                  questionable whether Synopsys will
                                  have any obligation to close the
                                  transaction.
-----------------------------     --------------------------------------      --------------------------------------
Price                             Unknown at this time, subject to a          $11.00 per share (in cash).  Our
                                  complicated formula; based on an            price is not subject to IKOS'
                                  annualization of IKOS' most recent          financial performance and represents
                                  quarterly results, IKOS stockholders        a premium of 49.5% over the Nasdaq
                                  may not even receive $6.00 per              closing price on June 29, 2001, 37% over
                                  share.                                      the Nasdaq closing price on December 6,
                                                                              2001, and 87% over the average Nasdaq
                                                                              closing price of IKOS' stock for the
                                                                              thirty trading days ended December 6,
                                                                              2001.
-----------------------------     --------------------------------------      --------------------------------------
Payment of Consideration          In Synopsys stock in August 2002;           In cash promptly following
                                  subject to subsequent risk of               consummation of our tender offer; no
                                  Synopsys stock performance.                 risk as to stock performance and no
                                                                              financing condition.
-----------------------------     --------------------------------------      --------------------------------------
Closing Date                      Estimated to occur in August 2002,          As early as 20 business days after
                                  over 12 months from announcement and        launch of tender offer; could be by
                                  at least eight months from now.  In         early-January 2002, seven months
                                  the Synopsys transaction IKOS is in         before the earliest anticipated
                                  an uncertain state of limbo for over        closing date for the Synopsys
                                  a year from the date of announcement.       transaction.
-----------------------------     --------------------------------------      --------------------------------------

        Action by IKOS Board. Our offer is vastly superior to the agreement with Synopsys. We are prepared to move expeditiously to consummate the offer. In accordance with your fiduciary duties to IKOS' stockholders and pursuant to your existing rights under Section 5.2 of your agreement with Synopsys, we expect you to afford us prompt access to information concerning IKOS so that we can operate on a level playing field with Synopsys. Following satisfactory completion of confirmatory due diligence, we would expect to enter into definitive documentation for the transaction and consummate the transaction as soon as possible thereafter.

        We would strongly prefer to work with you toward the consummation of a negotiated transaction that is in the best interests of your stockholders. Accordingly, we stand ready to meet with you at the earliest possible time. Please contact me to arrange a meeting.

                                        Very truly yours,

                                        /s/  Gregory K. Hinckley

                                        Mentor Graphics Corporation
                                        by Gregory K. Hinckley,
                                        President and Chief Operating Officer

                                       ***

IMPORTANT INFORMATION

Fresno Corporation, a wholly-owned subsidiary of Mentor Graphics, has commenced a tender offer for all of the issued and outstanding shares of common stock of IKOS Systems, Inc. ("IKOS"), including the associated preferred stock purchase rights, at the price of $11.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 8, 2001. Mentor Graphics may extend the offer until the conditions to the offer, which are described in the Offer to Purchase forming part of Mentor Graphic's tender offer statement, are satisfied. If the offer is extended, Mentor Graphics will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the next business day following the date the offer was scheduled to expire. The complete terms and conditions of the tender offer are contained in the Offer to Purchase included in the tender offer statement to be filed today by Mentor Graphics with the U.S. Securities and Exchange Commission ("SEC"). Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Mentor Graphics with the SEC at the SEC's website at http://www.sec.gov. The tender offer statement may also be obtained by contacting MacKenzie Partners, Inc., the information agent for the offer, at
(800) 322-2885 (toll free) or at (212) 929-5500 (collect) or by email to:
proxy@mackenziepartners.com.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS

RELEASE, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT
INFORMATION.

FORWARD-LOOKING STATEMENTS

The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes," "expects," and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Mentor Graphics may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Mentor Graphics' SEC filings. Mentor Graphics disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

CONTACTS

Mentor Graphics Corporation
Ryerson Schwark
Tel:  503-685-1660

Abernathy MacGregor Group
Chuck Burgess
Jason Thompson
Tel:  212-371-5999


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